VIA EDGAR

October 4, 2010

Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Silicon Graphics International Corp.

Form 10-K for the Fiscal Year Ended June 25, 2010

Filed September 8, 2010

File No. 000-51333

Dear Mr. Gilmore:

Reference is made to the comment letter, dated September 24, 2010, received from the United States Securities and Exchange Commission (the “Commission” or “SEC”) addressed to Mark Barrenechea, Chief Executive Officer, Silicon Graphics International Corp. (the “Company” or “SGI”) regarding the Commission’s review of the above-referenced filing. The Company acknowledges receipt of your letter, which requested a response from the Company within ten (10) business days of the date of the letter (i.e., by October 8, 2010). The Company hereby confirms that, based on its request for an extension of this deadline, it will provide its response to the comment letter on or before Friday, October 22, 2010.

If you have any questions regarding this request for an extension please contact me at (510) 933-8045, or Maurice Leibenstern, Senior Vice President and General Counsel, SGI at (510) 933-8302.

Very truly yours, Silicon Graphics International Corp.

/s/ James D. Wheat
James D. Wheat Senior Vice President and Chief Financial Officer, SGI

cc:	Mark J. Barrenechea Chief Executive Officer, SGI Jennifer Fugario Staff Accountant, Division of Corporation Finance, SEC Stephanie Bouvet Staff Attorney, SEC Katherine Wray Staff Attorney, SEC